UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES AND EXCHANGE ACT OF 1934.

Commission File Number 001-34485

Issuer:	Embraer Overseas Limited
Exchange:	New York Stock Exchange

(Exact name of issuer as specified in its charter and name of Exchange where security is listed and/or registered.)

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos

São Paulo, Brazil

+55-11-3092-5200

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

6.375% Guaranteed Notes due 2020 of Embraer Overseas Ltd.

Guaranteed by Embraer S.A.

(Description of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Embraer Overseas Ltd. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

October 21, 2013	By	/s/ José Antonio de Almeida Filippo	Executive Vice-President and Chief Financial and Investor Relations Officer
Date		Name	Title